# Aloak Corp.

Suite 700, 550-11th Avenue SW
Calgary, Alberta, T2R 1M5


05009405



**FOR IMMEDIATE RELEASE**

**ALOAK CORP. (TSXV – AOK)**



## Aloak To Acquire 20% Stake in SinglesJunction.com Inc.

*Calgary, AB June 21, 2005* - Aloak Corp. is pleased to announce that it has entered into an agreement to acquire a 20% interest in SinglesJunction.com Inc. for a cash payment of $90,000. Aloak will purchase an appropriate number of treasury shares of SinglesJunction.com Inc. which will result in it holding 20% of the issued and outstanding shares of the company.

SinglesJunction.com Inc., as the name of the company implies, holds the rights to the *SinglesJunction.com* domain name. The company, which was incorporated on June 23, 2004, plans on launching an online dating website very shortly.

SinglesJunction.com Inc. currently has a small amount of cash and no liabilities. The company also owns the rights to over a dozen related domain names (i.e. SinglesJunction.ca, SinglesJunction.net, etc.) which will be re-directed to the *SinglesJunction.com* web address to increase traffic.

Al Budai of Kamloops, B.C. is the founder and, prior to this agreement, sole shareholder and director of SinglesJunction.com Inc. Mr. Budai is currently designing the *SinglesJunction.com* website. He has devoted considerable time and effort over the last three years in studying potential competitors and monitoring developments within the online dating industry worldwide. The programming of the website in accordance with the design specifications will be performed by a development firm headquartered in Kelowna, B.C. Mr. Budai is forecasting positive cash flow from operations within a few months of the launch of the website and substantial profitability thereafter.

Management is confident that this acquisition has been secured at an attractive price and that it will create substantial shareholder value. Toronto-based Lemontonic Inc., which launched a dating website just over a year ago, recently announced that it had entered into an agreement to sell its business to Silverback Media Ltd. for $15.2 million.

Aloak will have the option to purchase, after June 30, 2007, all of the remaining shares of SinglesJunction.com Inc. not already owned by it for a price equal to fair market value at the time as determined by agreement among the parties with provision for formal arbitration if necessary.



This acquisition is expected to close on or before July 15, 2005.

**Online Dating Industry**

The online dating industry is big business today. It is one of the largest categories of paid content on the Internet. Most of the popular websites such as Match.com, eHarmony.com, AmericanSingles.com, and LavaLife.com charge a monthly, quarterly or annual subscription fee.

There are a surprisingly large number of people in the world who are sincerely looking to meet someone. In today's fast paced world, many single people find it difficult to connect with each other. The Internet has bridged this gap and is a convenient avenue for singles to meet. The negative stigma attached to the "shopping" element of dating websites compared to more traditional ways of meeting such as social events has declined substantially in recent years and it is now considered "hip" for singles to connect on the Internet.

Online dating has become increasingly popular during the last few years, particularly in North America. While the statistics for Canada are difficult to obtain, U.S. consumers spent over $300 million on dating and personals websites last year, according to figures compiled by Jupiter Research, an Internet research firm based in New York. It is estimated that Americans will spend more than $600 million on such websites by 2008. Over one-third of singles browsed online dating and personals websites in 2004. About one-quarter of those visitors posted a profile and 1 in 10 individuals purchased a subscription.

**Private Placement**

Aloak Inc. has arranged a non-brokered private placement of 2,000,000 units at 5 cents per unit for total proceeds of $100,000. Each unit consists of one common share of Aloak and one non-transferable share purchase warrant. Two warrants will entitle the holder to acquire one additional common share of the company at a price of 10 cents for a period of one year. The common shares issued pursuant to the private placement will be subject to a four-month hold period.

No commission or finder's fee will be paid in connection with the private placement. The Units will be offered by way of private placement exemptions in Alberta and British Columbia. The proceeds from the private placement will be used primarily for the purpose of completing the acquisition by Aloak of the 20% interest in SinglesJunction.com Inc.

The private placement is subject to the approval of the TSX Venture Exchange.

**About Aloak**

Aloak Corp. is listed on the TSX Venture Exchange and trades under the symbol AOK. Through its wholly-owned subsidiary, Aloak Inc., the company provides web hosting, domain name registration, search engine optimization and a variety of web applications for small businesses to a network of website developers, ISPs and web service resellers. Through its wholly-owned subsidiary, Aloak Software Inc., the company develops, licenses and provides hosting and support services for specialized web applications.

**About Al Budai**

Al Budai is founder and president of Canstock Information Services Corp., publisher of five monthly investment newsletters covering Canadian stocks including the widely acclaimed publication entitled *Buy Low, Sell High !* Mr. Budai holds a Bachelor's Degree in Commerce from the University of British Columbia and is a member in good standing with the Certified General Accountants Association of British Columbia.

Prior to launching CanStock, Al Budai was a senior accountant and auditor with two of Canada's largest accounting firms, namely, Price Waterhouse and Dunwoody & Company. He has over two decades of experience in the public markets. Mr. Budai's ability to find severely undervalued Canadian stocks which go on to become market darlings, has been recognized by a growing number of subscribers as well as the media across Canada. He regularly appears on talk radio programs across the country and is regularly quoted in some of Canada's most reputable financial publications such as *The Globe & Mail* and *Investor's Digest of Canada*.

**CONTACTS:**

| | |
|---|---|
| Website: | www.aloakcorp.ca |
| Corporate Information: | www.aloakcorp.ca/about |
| Email: | irelation@aloakcorp.ca |

**Clyde Beattie, President & CEO**
Voice: 877-525-6252
Email: clyde.beattie@aloakcorp.ca

**Greg Smith, CA, CFO**
Voice: 877-525-6252
Email: greg.smith@aloakcorp.ca